SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                       GEOENERGIA DE GUANACASTE, LIMITADA
                            c/o KPMG Legal Services
                            Am Cham Plaza, 2nd Floor
                            7th Avenue, Sabana Norte
                              San Jose, Costa Rica
                        (Name of Foreign Utility Company)


                             OXBOW POWER CORPORATION
                           1601 Forum Place, Suite P2
                         West Palm Beach, Florida 33401
                            (Name of Filing Company)



ITEM 1

         Foreign utility status is claimed by Geoenergia de Guanacaste, Limitada ("GdG"), which has an address of c/o KPMG Legal Services, Am Cham Plaza, 2nd Floor, 7th Avenue, Sabana Norte, San Jose, Costa Rica. GdG is the owner of a
27.5 MW single flash geothermal power production facility (the "Facility") and associated interconnection facilities located in the County of Bagaces, Guanacaste Province in the northwest portion of the Republic of Costa Rica.

         GdG is a Costa Rican limited liability company with a term of ninety-nine (99) years, holding a one hundred percent share of the voting interests in the Facility. The shareholders of GdG are Oxbow Power Corporation, a Delaware corporation ("OPC"), Oxbow Power Services, Inc., a Delaware corporation ("OPSI"), Oxbow Miravalles III Holdings B.V., a Netherlands corporation ("Oxbow Miravalles"), Marubeni Miravalles Investment Ltd., a Cayman Islands limited liability company ("Marubeni") and Jose Altmann & Compania, Limitada, a Costa Rican limited liability company, as follows:

          Marubeni Miravalles Investment Ltd.     32.5%
          Oxbow Miravalles III Holdings B.V.      12.5%
          Oxbow Power Corporation                 19%
          Oxbow Power Services, Inc.               1%
          Jose Altmann & Compania, Ltda.          35%

ITEM 2

         GdG has no domestic associated public-utility company.

ITEM 3

         Communications in connection with this Form U-57 should be directed to the following addresses:

     Chadbourne & Parke LLP          and     White & Case LLP
     1200 New Hampshire Ave., N.W.           1155 Avenue of the Americas
     Suite 300                               New York, New York  10036
     Washington, D.C.  20036                 Attn: Matthew Hagopian, Esq.
     Attn: Lynn N. Hargis, Esq.              (212) 819-8200
     (202) 974-5600                          Counsel for Geoenergia de
     Counsel for Oxbow Power                 Guanacaste, Limitada
     Corporation


         The undersigned corporation has duly caused this statement to be signed on its behalf and on behalf of GdG by the undersigned representative thereunto duly authorized.

Dated: August 27, 1998

                                             OXBOW POWER CORPORATION

                                             By:  /s/ Rohit C. Chib
                                                 Rohit C. Chib
                                                 Senior Vice President